John Bean Technologies Corporation 70 W Madison Street Suite 4400 Chicago IL 60602 Phone (312) 861-5900 November 27, 2013

By Electronic Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Brian Cascio

Re:	John Bean Technologies Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed March 7, 2013
Form 10-Q for the fiscal quarter ended September 30, 2013
Filed November 1, 2013
File No. 001-34036

Ladies and Gentlemen:

We are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2013, with respect to the Form 10-K, filed March 7, 2013 (the “Form 10-K”), and the Form 10-Q, filed November 1, 2013 (the “Form 10-Q”), of John Bean Technologies Corporation (“JBT”).

The text of the Staff’s comments has been included in this letter in italics for ease of reference.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Liquidity and Capital Resources, page 16

We note from your disclosure on page 16 that permanently invested funds held outside of the U.S. are available to fund operations in non-U.S. subsidiaries and this cash is also loaned to the U.S. parent company. We also note that under the Internal Revenue Code, these loans are permitted to be outstanding for 30 days or less and all such loans are required to be outstanding for a total of less than 60 days during the year. You disclose that amounts outstanding under this rule at September 30, 2013 were $97.3 million. With a view towards providing revised disclosure in future filings, please respond to the following:

●	Describe to us in further detail your cash management and funding strategies that make cash held outside the U.S. available in the U.S. on a short-term basis without being subject to U.S. Tax.

●	Tell us how long your loans have been outstanding. It appears that you had similar loans outstanding at March 31, June 30, and September 30, 2013.

●

Tell us where the $97.3 million outstanding under the rule are included in your balance sheets at September 30, 2013. We note that cash and cash equivalents in your balance sheets totaled $35.6 million at September 30, 2013.

●	Clarify whether the borrowings under the 5-year credit facility repaid during the interim period were at foreign or U.S. subsidiaries.

Response:

Most of the earnings that we generate outside of the U.S. are considered to be permanently invested in our non-U.S. subsidiaries. As disclosed in the Form 10-K and Form 10-Q, we have significant operations outside of the U.S. and use our cash for working capital, capital expenditures and business acquisitions in these foreign subsidiaries as needed. If these funds were required to fund our operations or satisfy obligations in the U.S., they could be repatriated and their repatriation to the U.S. could give rise to additional tax liabilities. However, we have no intention to repatriate any of the non-U.S. earnings that are considered to be permanently reinvested in our foreign subsidiaries.

Our U.S. subsidiaries generate cash from operations and we also have access to additional liquidity through our $300 million 5-year credit facility that expires in 2017. Accordingly, we believe our U.S. cash generation and borrowing capacity will be sufficient to satisfy our cash needs within the U.S. for the forseeable future, and support our assertion that non-U.S. earnings are permanently reinvested. Certain foreign subsidiaries may have cash balances that exceed their immediate working capital or other cash needs. Our primary cash management strategy is to utilize these funds to grow our business, generally in developing world economies.

Internal Revenue Service (IRS) Notice 88-108 provides a mechanism for accessing non-U.S. cash balances on a temporary basis subject to compliance with certain requirements. Under this IRS rule, loans from foreign subsidiaries to related U.S. companies will not give rise to a U.S. tax liability as long as each loan is outstanding for 30 days or less and all loans from each foreign subsidiary are outstanding for less than 60 days during the year. Therefore, we evaluate short-term cash requirements in foreign subsidiaries on a quarterly basis, and where cash in excess of current needs is present, consider these types of intercompany loans. The proceeds of such loans are used to repay outstanding borrowings under our 5-year credit facility. Reducing outstanding borrowings, even temporarily, serves both to reduce total interest expense as well as to reduce the interest rate charged upon outstanding borrowings.

For the three quarters in fiscal year 2013, we had the following loans outstanding with two separate foreign subsidiaries for the stated number of days:

Full term to repayment of loans outstanding as of
	Outstanding at March 31	Outstanding at June 30	Outstanding at September 30	Total days outstanding in 2013
Subsidiary A	12 days	6 days	6 days	24 days
Subsidiary B	5 days	3 days	1 day	9 days

As of September 30, 2013 the sum of the amounts advanced to the U.S parent company under the two outstanding intercompany loans was $97.3 million. The proceeds of these intercompany loans were used to repay a portion of our outstanding borrowings under the 5-year credit facility prior to September 30, 2013. The $97.3 million in intercompany loans is not included in our consolidated balance sheet at September 30, 2013, as the balances are fully eliminated in consolidation.

In addition to the cash advanced to the U.S. parent company on a short-term basis by the two foreign subsidiaries that we used to repay outstanding borrowings prior to the balance sheet date, there was $32.4 million of aggregate cash held by these two and our other non-U.S. subsidiaries as of September 30, 2013. We do not enter into short-term intercompany loans between our foreign subsidiaries and the U.S. parent if doing so would not be cost-effective, such as in cases where there are currency controls in place that limit our ability to transfer funds without incurring significant costs.

All of our borrowings under the 5-year credit facility during 2013 are obligations of our U.S. parent company.

In future filings, we believe the following disclosure may provide more clarity with respect to the matters raised by the Staff:

Funds held outside of the U.S. are permanently invested in our non-U.S. subsidiaries. At times, these foreign subsidiaries have cash balances that exceed their immediate working capital or other cash needs. In these circumstances, the foreign subsidiaries may loan funds to the U.S. parent company on a temporary basis; the U.S. parent company has in the past and may in the future use the proceeds of these temporary intercompany loans to reduce outstanding borrowings under our committed credit facilities. Under an Internal Revenue Service (IRS) rule, no incremental tax liability is incurred on the proceeds of these loans as long as each individual loan has a term of 30 days or less and all such loans from each subsidiary is outstanding for a total of less than 60 days during the year.

The amount outstanding subject to this IRS rule at September 30, 2013 was $97.3 million. Through the end of September 30, 2013, each such loan was outstanding for less than 30 days, and all such loans were outstanding for less than 60 days in the aggregate. The U.S. parent used the proceeds of these intercompany loans to reduce outstanding borrowings under our 5-year credit facility. We may choose to access such funds again in the future to the extent they are available and can be transferred without significant cost, and use them on a temporary basis to repay outstanding borrowings or for other corporate purposes, but intend to do so only as allowed under this IRS rule.

* * * * * * * *

JBT acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 10-Q. JBT further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me by phone at (312) 861-6031 or by email at ronald.mambu@jbtc.com.

Sincerely,

/s/ Ronald D. Mambu

Ronald D. Mambu
Vice President and Chief Financial Officer

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